UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated February 27, 2013, announcing the Company's financial and operating results for the fourth quarter ended December 31, 2012.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC.
(registrant)

Dated: February 27, 2013	By:	/s/ E. Nikolas Tavlarios
	Name:	E. Nikolas Tavlarios
	Title:	President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces Fourth Quarter 2012 Financial Results

Reports Eighth Consecutive Quarter of Profitability

PIRAEUS, Greece, February 27, 2013 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the fourth quarter ended December 31, 2012.

Fourth Quarter and Full Year Highlights

•	Recorded sales volumes of 2,729,070 metric tons in Q4 2012 and 10,620,864 metric tons for the full year.
•	Expanded gross profit to $71.8 million in Q4 2012 and $302.6 million for the full year.
•	Recorded operating income of $11.3 million in Q4 2012 and $55.0 million for the full year.
o	Operating income adjusted for the sale of non-core assets was $13.0 million in Q4 2012 and $61.0 million for the full year.
•
Recorded net income of $3.3 million attributable to Aegean shareholders or $0.07 basic and diluted earnings per share in Q4 2012 and $20.1 million or $0.44 basic and diluted earnings per share for the full year.

o
Net income attributable to Aegean shareholders adjusted for the sale of a vessel was $5.1 million or $0.11 basic and diluted earnings per share in Q4 2012 and $26.0 million or $0.56 basic and diluted earnings per share for the full year.

•	Recorded EBITDA of $19.5 million in Q4 2012 and $87.6 million for the full year.
o	EBITDA adjusted for the sale of vessels was $21.3 million in Q4 2012 and $93.6 million for the full year.

"Our eighth consecutive quarter of profitability rounded out a year of strong performance for Aegean," said E. Nikolas Tavlarios, President.  "During the fourth quarter we further strengthened our integrated marine fuel logistics chain and continued to build volume in our lubricants business."

Mr. Tavlarios continued, "Throughout 2012, we grew our business across all key areas as we executed on our growth initiatives, made notable progress in diversifying and expanding our revenue base and increased our global market share. At the same time, we reduced our operating expense structure and leveraged our fixed infrastructure – both of which positively impacted our bottom line."

The Company achieved net income attributable to Aegean shareholders for the three months ended December 31, 2012 of $3.3 million, or $0.07 basic and diluted earnings per share.  Net income attributable to AMPNI shareholders excluding a non-cash loss from the sale of a non-core vessel was $5.1 million or $0.11 basic and diluted earnings per share.  For the three months ended December 31, 2011 the Company recorded net income of $6.3 million, or $0.14 basic and diluted earnings per share.

Total revenues for the three months ended December 31, 2012, of $1,734.7 million were consistent with the $1,740.3 million reported for the same period in 2011. For the three months ended December 31, 2012, sales of marine petroleum products of $1,724.0 million were also in-line with sales of $1,729.0 million for the same period in 2011. Gross profit, which equals total revenue less directly attributable cost of revenue decreased by 4.77% to $71.8 million in the fourth quarter of 2012 compared with $75.4 million in the same period in 2011.

For the three months ended December 31, 2012, the volume of marine fuel sold by the Company increased by 6.24% to 2,729,070 metric tons compared with 2,568,714 metric tons in the same period in 2011.

Operating income for the fourth quarter of 2012 decreased by 35.8% to $11.3 million as compared to $17.6 million for the same period in 2011. Operating income excluding a non-cash loss from the sale of a non-core vessel was $13.0 million. Operating expenses excluding net book gain or loss on sale of vessels increased by $1.0 million, or 1.8%, to $58.8 million for the three months ended December 31, 2012, compared with $57.8 million for the same period in 2011.

Mr. Tavlarios concluded, "Looking ahead to 2013, despite the challenging macroeconomic environment, we believe our focus on profitable volume growth, diversification and operational efficiencies will allow Aegean to achieve continued growth and enhance shareholder value."

Liquidity and Capital Resources

Net cash provided by operating activities was $42.5 million for the three months ended December 31, 2012. Net income, as adjusted for non-cash items (as defined in Note 9) was $15.6 million for the period.

Net cash used in investing activities was $27.7 million for the three months ended December 31, 2012, mainly due to the advances for other fixed assets under construction.

Net cash used in financing activities was $15.1 million for the three months ended December 31, 2012, primarily driven by the pay down of net borrowings.

As of December 31, 2012, the Company had cash and cash equivalents of $77.2 million and working capital of $53.0 million. Non-cash working capital, or working capital excluding cash and debt, was $434.7 million.

As of December 31, 2012, the Company had $326.4 million in available liquidity, which includes unrestricted cash and cash equivalents of $77.2 million and available undrawn amounts under the Company's working capital facilities of $249.2 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended December 31, 2012 were 45,501,233. The weighted average basic and diluted shares outstanding for the three months ended December 31, 2011 were 45,350,768.

Spyros Gianniotis, Chief Financial Officer, stated, "2012 was another strong year for the Company as we grew our base business and developed new revenue streams while improving the Company's cost structure. We executed on our strategy to sell non-core assets, which allowed us to reduce our expenditures related to maintenance and, at the same time, increase our fleet utilization and enhance overall profitability. As we leverage our dynamic financial model, we will use the financial flexibility it creates to invest in growth opportunities that we believe will create significant long-term value. We are well positioned to succeed should industry headwinds continue longer than anticipated, and at the same time, we have positioned the company to capitalize on improving macro fundamentals as they emerge."

Summary Consolidated Financial and Other Data (Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2011	2012	2011	2012
	(in thousands of U.S. dollars, unless otherwise stated)
Income Statement Data:
Revenues - third parties	$1,728,794	$1,728,984	$6,910,348	$7,207,813
Revenues - related companies	11,554	5,730	55,117	51,147
Total revenues	1,740,348	1,734,714	6,965,465	7,258,960
Cost of revenues - third parties	1,572,125	1,561,464	6,284,179	6,498,967
Cost of revenues– related companies	92,775	101,401	404,988	457,344
Total cost of revenues	1,664,900	1,662,865	6,689,167	6,956,311
Gross profit	75,448	71,849	276,298	302,649
Operating expenses:
Selling and distribution	49,393	50,734	192,846	210,236
General and administrative	8,038	7,703	29,806	29,897
Amortization of intangible assets	392	375	1,461	1,505
Loss on sale of vessels, net	-	1,748	8,682	5,966
Operating income	17,625	11,289	43,503	55,045
Net financing cost	7,573	7,279	27,807	32,260
Foreign exchange losses (gains), net	1, 116	(982)	(1,440)	(3,786)
Income taxes	2,125	1,339	5,428	4,122
Net income	6,811	3,653	11,708	22,449
Less income attributable to non-controlling interest	518	309	1,480	2,372
Net income attributable to AMPNI shareholders	$6,293	$3,344	$10,228	$20,077
Basic earnings per share (U.S. dollars)	$0.14	$0.07	$0.22	$0.44
Diluted earnings per share (U.S. dollars)	$0.14	$0.07	$0.22	$0.44

EBITDA(1)	$23,856	$19,525	$73,791	$87,639

Other Financial Data:
Gross spread on marine petroleum products(2)	$70,045	$64,663	$256,960	$268,804
Gross spread on lubricants(2)	530	928	1,965	3,077
Gross spread on marine fuel(2)	69,515	63,735	254,995	265,727
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	27.1	23.4	24.0	25.0
Net cash provided by/ (used in) operating activities	$45,454	$42,472	$(44,865)	$122,328
Net cash used in investing activities	18,551	27,733	45,589	56,971
Net cash provided by/ (used in) financing activities	5,181	(15,119)	73,169	(57,127)

Sales Volume Data (Marine Fuel Metric Tons): (3)
Total sales volumes	2,568,714	2,729,070	10,646,271	10,620,864

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	58.0	57.0	58.0	57.0
Average number of owned bunkering tankers(4)(5)	57.6	57.0	56.3	58.42
Special Purpose Vessels, end of period(6)	1.0	1.0	1.0	1.0
Number of owned storage facilities, end of period(7)	8.0	7.0	8.0	7.0

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2011	As of December 31 2012

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	68,582	77,246
Gross trade receivables	526,450	477,738
Allowance for doubtful accounts	(1,354)	(3,503)
Inventories	204,057	180,826
Current assets	851,991	787,795
Total assets	1,472,438	1,431,843
Trade payables	250,810	242,899
Current liabilities (including current portion of long-term debt)	650,810	734,751
Total debt	706,916	653,286
Total liabilities	992,896	927,325
Total stockholder's equity	479,542	504,518

Working Capital Data:
Working capital(8)	201,181	53,044
Working capital excluding cash and debt(8)	497,925	434,675

Notes:

1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2011	2012	2011	2012

Net income attributable to AMPNI shareholders	6,293	3,344	10,228	20,077

Add: Net financing cost including amortization of financing costs	7,573	7,279	27,807	32,260
Add: Income tax expense	2,125	1,339	5,428	4,122
Add: Depreciation and amortization excluding amortization of financing costs	7,865	7,563	30,328	31,180

EBITDA	23,856	19,525	73,791	87,639

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubircants are not items recognized by U.S. GAAP and should be not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries.  The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended December 31,		For the Year Ended December 31,
	2011	2012	2011	2012

Sales of marine petroleum products	1,729,005	1,724,034	6,925,582	7,208,440
Less: Cost of marine petroleum products sold	(1,658,960)	(1,659,371)	(6,668,622)	(6,939,636)
Gross spread on marine petroleum products	70,045	64,663	256,960	268,804
Less: Gross spread on lubricants	(530)	(928)	(1,965)	(3,077)
Gross spread on marine fuel	69,515	63,735	254,995	265,727

Sales volume of marine fuel (metric tons)	2,568,714	2,729,070	10,646,271	10,620,864

Gross spread per metric ton of marine fuel sold (U.S. dollars)	27.1	23.4	24.0	25.0

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Ghana, Vancouver, Montreal, Mexico, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
As of December, 2012 the Company owned one Panamax tanker, the Aeolos, and one Aframax tanker, the Leader as floating storage facilities in Gibraltar and United Arab Emirates. Additionally, the Company operates a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also has on-land storage facilities in Portland, Las Palmas, Tangiers and Panama.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is an industry standard used to assist in evaluating a company's ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

Fourth Quarter 2012 Dividend Announcement
On February 27, 2013, the Company's Board of Directors declared a fourth quarter 2012 dividend of $0.01 per share payable on March 27, 2013 to shareholders of record as of March 13, 2013. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on  Thursday, February 28, 2013 at 8:30 a.m. Eastern Time, to discuss its fourth quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 471-3843 (for U.S.-based callers) or (719) 785-1753 (for international callers) and enter the passcode: 6428029.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through March 14, 2013 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 6428029.

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 20 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama and Hong Kong, and plans to commence operations in Barcelona, Spain during the first quarter of 2013. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(203) 595-5184

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2011 AND 2012

(Expressed in thousands of U.S. dollars – except for share and per share data)
	December 31,
	2011	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	68,582	77,246
Trade receivables, net of allowance for doubtful accounts of $1,354 and $3,503, as of December 31, 2011 and 2012, respectively (Note 4)	525,096	474,235
Due from related companies (Note 5)	16,128	16,439
Derivative asset (Note 16)	1,219	-
Inventories (Note 6)	204,057	180,826
Prepayments and other current assets net of allowance for doubtful accounts of $0 and $770, as of December 31, 2011 and December 31, 2012 respectively (Note 7)	31,573	32,132
Restricted cash (Note 2)	5,336	6,917
Total current assets	851,991	787,795

FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 8)	11,553	-
Advances for other fixed assets under construction (Note 9)	40,746	101,921
Vessels, cost (Note 10)	545,684	532,121
Vessels, accumulated depreciation (Note 10)	(71,244)	(79,095)
Vessels' net book value	474,440	453,026
Other fixed assets, net (Note 11)	13,166	13,392
Total fixed assets	539,905	568,339

OTHER NON-CURRENT ASSETS:
Deferred charges, net (Note 12)	19,602	16,562
Intangible assets (Note 13)	20,023	18,518
Goodwill (Note 3, 13)	37,946	37,946
Deferred tax asset (Note 26)	2,813	2,524
Other non-current assets	158	159
Total non-current assets	80,542	75,709

Total assets	1,472,438	1,431,843

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings (Note 14)	349,234	321,752
Current portion of long-term debt (Note 15)	21,428	144,042
Trade payables to third parties	222,263	225,467
Trade payables to related companies (Note 5)	28,547	17,432
Other payables to related companies (Note 5)	2,131	1,460
Derivative Liability	-	3
Accrued and other current liabilities	27,207	24,595
Total current liabilities	650,810	734,751

OTHER NON-CURRENT LIABILITIES:
Long-term debt, net of current portion (Note 15)	336,254	187,492
Deferred tax liability (Note 26)	2,906	3,045
Derivative liability (Note 16)	385	632
Other non-current liabilities	2,541	1,405
Total non-current liabilities	342,086	192,574

COMMITMENTS AND CONTINGENCIES (Note 17)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2011 and December 2012; 48,196,870 and 48,553,038 shares issued and 46,229,231 and 46,581,399 shares outstanding at December 31, 2011 and December 31, 2012, respectively (Note 24)	482	486
Treasury stock, $0.01 par value; 1,967,639 shares and 1,971,639 shares, repurchased at December 31, 2011 and December 31, 2012, respectively (Note 24)	(29,308)	(29,327)
Additional paid-in capital (Note 24)	341,154	345,556
Retained earnings	165,734	183,951
Total AMPNI stockholders' equity	478,062	500,066

Non-controlling interest	1,480	3,852
Total equity	479,542	504,518
Total liabilities and equity	1,472,438	1,431,843

1

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. dollars – except for share and per share data)

	For the Year Ended December 31,
	2010	2011	2012

Revenues
Revenues – third parties (Note 18)	$4,925,637	$6,910,348	$7,207,813
Revenues – related companies (Note 5 and 18)	45,998	55,117	51,147
Total Revenues	4,971,635	6,965,465	7,258,960

Cost of Revenues
Cost of revenues – third parties (Note 18)	4,440,733	6,284,179	6,498,967
Cost of revenues – related companies (Note 5 and 18)	303,620	404,988	457,344
Total Cost of Revenues	4,744,353	6,689,167	6,956,311

Gross Profit	227,282	276,298	302,649

OPERATING EXPENSES
Selling and Distribution (Note 19)	155,412	192,846	210,236
General and Administrative (Note 20)	27,503	29,806	29,897
Amortization of intangible assets (Note 13)	1,001	1,461	1,505
(Gain)/Loss on sale of vessels, net (Note 10)	1,540	8,682	5,966

Total operating expenses	185,456	232,795	247,604

Operating income	41,826	43,503	55,045

OTHER INCOME/(EXPENSE)
Interest and finance costs (Notes 12, 14, 15 and 21)	(17,351)	(27,864)	(32,383)
Interest income	31	57	123
Foreign exchange gains (losses), net	(3,612)	1,440	3,786
	(20,932)	(26,367)	(28,474)
Income before provision for income taxes	20,894	17,136	26,571

Income taxes (Note 26)	(2,161)	(5,428)	(4,122)

Net income	$18,733	11,708	22,449
Net income attributed to non-controlling interest	-	1,480	2,372
Net income attributed to AMPNI shareholders	$18,733	$10,228	$20,077

Basic earnings per common share (Note 25)	$0.40	$0.22	$0.44
Diluted earnings per common share (Note 25)	$0.40	$0.22	$0.44

Weighted average number of shares, basic	46,295,973	45,979,761	45,473,360
Weighted average number of shares, diluted	46,445,499	45,979,761	45,488,587

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AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2009	43,009,303	$430	-	-	$194,112	$140,515	-		$335,057

- Net income	-	-	-	-	-	18,733	-	-	18,733
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,878)	-	-	(1,878)
- Share-based compensation (Note 23)	4,491,900	45	-	-	139,002	-	-	-	139,047
- Foreign currency translation adjustment	208,217	2	-	-	4,082	-	-	-	4,084

BALANCE, December 31, 2010	47,709,420	477	(1,000,000)	(10)	312,526	157,370	-		$470,363

- Net income	-	-	-	-	-	10,228	-	1,480	11,708
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,864)	-	-	(1,864)
- Issuance of common stock (Note 24)	487,450	5	-	-	3,958	-	-	-	3,963
- Share-based compensation (Note 23)	-	-	(967,639)	(10)	(4,618)	-	-	-	(4,628)
- Repurchases of common stock (Note 24)	-	-	-	-	-	10,228	-	1,480	11,708

BALANCE, December 31, 2011	48,196,870	482	(1,967,639)	(20)	311,866	165,734	-	1,480	479,542

- Net income	-	-	-	-	-	20,077	-	2,372	22,449
- Dividends declared and paid ($0.04 per share)	-	-	-	-	-	(1,860)	-	-	(1,860)
- Share-based compensation (Note 23)	365,168	4	-	-	4,402	-	-	-	4,406
- Repurchases of common stock (Note 24)	-	-	(4,000)	-	(19)	-	-	-	(19)

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	316,249	183,951	-	3,852	504,518

3

AEGEAN MARINE PETROLEUM NETWORK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,
	2010	2011	2012
Cash flows from operating activities:
Net income	$18,733	$11,708	$22,449
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	21,092	21,755	22,099
Provision of (Release of)doubtful accounts	(458)	61	2,919
Share-based compensation	4,084	3,963	4,406
Amortization	7,667	9,576	10,117
Provision for income taxes	(589)	(358)	428
(Gain)/Loss on sale of vessels, net	1,540	8,682	5,966
Fair value of derivatives	-	(834)	1,469
Other non-cash charges	384	-	(38)
Decrease (increase) in:
Trade receivables	(70,342)	(84,843)	48,278
Due from related companies	(12,056)	4,382	(311)
Inventories	(8,351)	(49,039)	23,231
Prepayments and other current assets	209	(5,423)	(1,329)
(Decrease) increase in:
Trade payables	(19,341)	43,146	(8,642)
Other payables to related companies	(13)	1,559	(671)
Accrued and other current liabilities	2,782	674	(2,436)
Increase in other non-current assets	(6)	(55)	(1)
Increase in other non-current liabilities	112	101	(45)
Payments for drydocking	(10,073)	(9,920)	(5,561)
Net cash used in operating activities	(64,626)	(44,865)	122,328

Cash flows from investing activities:
Advances for vessels under construction	(59,568)	(22,751)	(2,303)
Advances for vessel acquisitions	(26,576)	(453)	-
Advances for other fixed assets under construction	(11,630)	(29,116)	(61,175)
Purchase of intangible assets	-	(1,500)	-
Business acquisitions, net of cash acquired	(63,652)	-	-
Net proceeds from sale of vessels	2,920	8,474	8,932
Purchase of other fixed assets	(10,499)	(247)	(844)
Decrease in restricted cash	2	4	(1,581)
Increase in restricted cash	-	-	-
Net cash used in investing activities	(169,003)	(45,589)	(56,971)

Cash flows from financing activities:
Proceeds from long-term debt	176,172	17,273	-
Repayment of long-term debt	(116,841)	(77,405)	(26,109)
Repayment of capital lease obligation	(1,225)	(1,238)	(1,267)
Net change in short-term borrowings	95,103	142,350	(27,482)
Repurchases of common stock	(24,680)	(4,628)	(19)
Financing costs paid	(411)	(1,319)	(390)
Proceeds from the issuance of common stock	147,109	-	-
Issuance of common stock cost	(8,062)	-	-
Dividends paid	(1,878)	(1,864)	(1,860)
Net cash provided by financing activities	265,287	73,169	(57,127)

Effect of exchange rate changes on cash and cash equivalents	-	(632)	434

Net increase (decrease) in cash and cash equivalents	31,658	(17,917)	8,664
Cash and cash equivalents at beginning of year	54,841	86,499	68,582
Cash and cash equivalents at end of year	$86,499	$68,582	$77,246

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